SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                           SCHEDULE  14D-1/A

       Tender offer statement pursuant to section 14(d)(1) of the
                   Security Exchange Act of 1934

                           (Amendment No. 1)


                      JACKPOT ENTERPRISES, INC.
                 (Name of subject company [Issuer])

                      JACKPOT ACQUISITION CORP.
                               (Bidder)

                            COMMON STOCK
                   (Title of Class of Securities)


                               UNKNOWN
                (CUSIP Number of Class of Securities)
Mr. Tim Noyle, Las Vegas Entertainment Network, Inc.  1801 Century Park East,
           23rd Floor, Los Angeles, 90067     (310)551-0011
    (Name,Address and Telephone Number of Person Authorized to Receive
           Notices and Communications on Behalf of Bidder)


                      Calculation of Filing Fee

     Transaction valuation: $ 95,051,000.00  Amount of filing fee*: $19,010.20
  * Computed by multiplying number of shares outstanding (8,641,000) by $11.00 per share, times 0.0002.

    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

    Not applicable.

    Note: The remainder of this cover page is only to be completed if this
    Schedule 14D-1 (or amendments thereto) is being filed, inter alia, to satisfy the reporting requirements of section 13(d) of the Securities Exchange Act of 1934.
    See General Instructions D, E, and F to Schedule 14D-1.

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes)
_______________________________________________________________________________
1. Name of Reporting Persons: JACKPOT ACQUISITION CORP., a wholly owned subsidiary of Las Vegas Entertainment Network formed solely to accomplish this acquisition.

   I.R.S. Identification of Above Persons (Entities only):
_______________________________________________________________________________
2. Check the appropriate box if a Member of a Group (See Instructions)
      a.
   X  b. Not a Member of a Group.
_______________________________________________________________________________
3. SEC Use Only________________________________________________________________
_______________________________________________________________________________
4. Source of Funds (See Instructions) Loan (See Investment Agreement and
   U. S. Guarantee Corp. comittment attached as Exhibits)
_______________________________________________________________________________
5. Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(e) or 2(f). Not applicable.
_______________________________________________________________________________
6. Citizenship or Place of Organization: Nevada
_______________________________________________________________________________
7. Aggregate Amount Beneificially Owned by Each Reporting Person: -0-
_______________________________________________________________________________
8. Check if the Aggregate Amont in Row 7 Excludes Certain Shares
   (See Instructions). Not applicable.
_______________________________________________________________________________
9. Percent of Class Represented by Amount in Row 7: -0-
_______________________________________________________________________________
10. Type of Reporting Person (See Instructions): CO
_______________________________________________________________________________

                        END OF COVER PAGE

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                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     October 6, 1999        JACKPOT ACQUISITION CORP.

                            By: /S/ Kenneth S. Scholl
                                Kenneth S. Scholl
                                President

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